Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Appeals American Stock Exchange Delisting Notification

     TORONTO, June 4 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced that it will appeal the recent decision made by
American Stock Exchange (the "AMEX") to delist its stock on the Exchange.
During the appeal determination process, the Company's stock will continue to trade on the AMEX under the symbol PME. PreMD also continues to trade on the
Toronto Stock Exchange (the "TSX") under the symbol PMD.
     "We believe that our plans will allow PreMD to meet every objective standard for continued listing of its common stock on the American Stock
Market and we look forward to the opportunity to present our appeal of the proposed delisting," said Brent Norton, president and CEO of PreMD.
     In accordance with applicable AMEX rules, the Company has appealed the proposed delisting and requested a hearing before an AMEX Listing
Qualifications Panel. There can be no assurance that the Company's appeal will be successful or that the Company's request for continued listing (or any delay in delisting) by AMEX will be granted.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba,
Manager, Corporate Communications, Tel: (416) 222-3449 ext 25, Email:
mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 13:15e 04-JUN-08